UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

WPP plc

27 Farm Street

London, United Kingdom W1J 5RJ

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

March 23, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS CAVENDISH SQUARE HOLDING B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (SEE ITEM 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 11,319,363 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 11,319,363 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,319,363 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 20564W105

1	NAMES OF REPORTING PERSONS WPP plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 11,319,363 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 11,319,363 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,319,363 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% (SEE ITEMS 2 AND 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 6 relates to the Schedule 13D filed by Cavendish Square Holding B.V., a private limited liability company incorporated under the laws of the Netherlands (“Cavendish”), and WPP plc, a corporation formed under the laws of Jersey, with the Securities and Exchange Commission on April 7, 2015, as amended (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

(a)-(c)	This Schedule 13D is being filed by Cavendish and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of Cavendish through a series of intervening holding companies. Cavendish and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 112 countries including associates. The WPP Group organizes its businesses in the following areas: Advertising and Media Investment Management; Data Investment Management; Public Relations and Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital & interactive).

The address of the principal office of Cavendish is Laan op Zuid 167, 3072 DB Rotterdam, Netherlands. The address of the principal office of WPP plc is 27 Farm Street, London, United Kingdom W1J 5RJ.

(d)	During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

“Between September 7, 2016, and September 9, 2016, Cavendish acquired an aggregate of 144,668 additional shares of the Common Stock in open market transactions effected through a broker-dealer (the “Additional Shares”). The consideration used by Cavendish to acquire the Additional Shares was Cavendish’s working capital.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Cavendish acquired the Additional Shares described in Item 3 above for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	As of February 15, 2018, Cavendish is deemed to beneficially own an aggregate of 11,319,363 shares of Common Stock (the “Shares”), representing approximately 20.7% of the Company’s outstanding Common Stock, based upon disclosure in the Company’s Annual Report on Form 10-K, filed on March 23, 2018, that there were 54,689,047 shares of Common Stock outstanding on February 15, 2018. WPP plc indirectly owns 100% of Cavendish and therefore may be deemed to have beneficial ownership of the Shares. Cavendish disclaims beneficial ownership of the Shares.

(b)	Each of Cavendish and WPP plc may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement between the Reporting Persons, dated as of April 6, 2018.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

CAVENDISH SQUARE HOLDING B.V.

By:	/s/ A. van Heulen-Mulder
Name: A. van Heulen-Mulder
Title: Managing Director

WPP PLC

By:	/s/ Paul Richardson
Name: Paul Richardson
Title: Global Finance Director

Annex A

Directors and Executive Officers of the Reporting Persons

The name, citizenship, position, principal occupation or employment and business address of the directors and executive officers of each of the Reporting Persons are set forth below.

1.	CAVENDISH SQUARE HOLDING B.V.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Willem Pieter Roobol Netherlands	Managing Director	Country Finance Director	Laan op Zuid 167, 3072 DB Rotterdam, Netherlands

Astrid van Heulen-Mulder Netherlands	Managing Director	Managing Director	Laan op Zuid 167, 3072 DB Rotterdam, Netherlands

Marcel van der Avort Netherlands	Managing Director	Director (CFO)	Laan op Zuid 167, 3072 DB Rotterdam, Netherlands

2.	WPP

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Roberto Quarta United States and Italy	Director and Chairman	Chairman	27 Farm Street, London W1J 5RJ, United Kingdom

Sir Martin Sorrell United Kingdom	Group Chief Executive and Director	Group Chief Executive	27 Farm Street, London W1J 5RJ, United Kingdom

Paul W.G. Richardson United Kingdom and United States	Group Finance Director and Director	Group Finance Director	27 Farm Street, London W1J 5RJ, United Kingdom

Jacques Aigrain France and Switzerland	Non-Executive Director	Partner (Warburg Pincus LLP), Non-Executive Director (London Stock Exchange Group plc), Supervisory Board Member (Lyondell Basell NV, Deutsche Lufthansa AG, Swiss International Airlines AG)	Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Charlene Begley United States	Non-Executive Director	Non-Executive Director (Audit Committee of NASDAQ OMX, Audit and Nominating Committees of Redhat, Inc.)	3135 Easton Turnpike, Fairfield, Connecticut 06828, United States

Tarek Farahat Egypt and Brazil	Non-Executive Director	Global President for Marketing and Innovation, JBS S.A.	27 Farm Street, London W1J 5RJ, United Kingdom

Sir John Hood New Zealand	Non-Executive Director	Chair of the Rhodes Trust	27 Farm Street, London W1J 5RJ, United Kingdom

Ruigang Li People’s Republic of China	Non-Executive Director	Founding Chairman (CMC Capital Partners (CMC) and CMC Holdings), Chairman (Shanghai Media Group (SMG))	Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China

Daniela Riccardi Italy	Non-Executive Director	CEO (Baccarat Company), Director (Kering SA)	11 place des Etats-Unis - 75116 Paris, France

Nicole Seligman United States	Non-Executive Director	President (Sony Entertainment, Inc. and Sony Corporation of America)	27 Farm Street, London W1J 5RJ, United Kingdom

Hugo Shong United States	Non-Executive Director	Executive Vice president (International Data Group (IDG)) and President (IDG Asia/China), Director (China Jiuhao Health Industry Corp., Mei Ah Entertainment Group Ltd.)	One Exeter Plaza, 15th Floor, Boston, Massachusetts 02116, United States

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Timothy Shriver United States	Non-Executive Director	Chairman (Special Olympics), Chair (Collaborative for Academic, Social and Emotional Learning (CASEL))	27 Farm Street, London W1J 5RJ, United Kingdom

Sally Susman United States	Non-Executive Director	Executive vice president, Corporate Affairs (Pfizer Inc.)	235 East 42nd Street, New York, NY 10017, United States

Solomon Trujillo United States	Non-Executive Director	Director (Western Union Company, ProAmerica) and Chairman (Soufun Holdings)	27 Farm Street, London W1J 5RJ, United Kingdom